UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Pier 1 Imports, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

720279108

(CUSIP Number)

María Rúnarsdóttir

Smáratorgi 3

200 Kópavogi

Iceland

+ 354 522 7824

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP NO. 720279108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jakup a Dul Jacobsen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) BK
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,102,001
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,102,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,102,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.55%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 720279108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lagerinn ehf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) BK
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Republic of Iceland
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,102,001
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,102,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,102,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.55%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 720279108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Landsbanki Islands hf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Republic of Iceland
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,102,001
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,102,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,102,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.55%
14.	Type of Reporting Person (See Instructions) BK

Item 1.	Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to the statement on Schedule 13D amends and supplements the Schedule 13D originally filed on February 6, 2006, as amended by Amendment No. 1, dated as of March 22, 2006, Amendment No. 2, filed on September 21, 2006 and Amendment No. 3 filed on October 9, 2007, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”) of Pier 1 Imports, Inc., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 100 Pier 1 Place, Fort Worth, Texas 76102.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 4 as follows:

Item 2.	Identity and Background

(a-f) This Amendment No. 4 is being filed by: (i) Jakup a Dul Jacobsen (“Jacobsen”), from the Faroe Islands and a citizen of Denmark who engages in activities and maintains holdings in a number of jurisdictions; (ii) Lagerinn ehf, a Republic of Iceland corporation (“Lagerinn”); and (iii) Landsbanki Islands hf, a Republic of Iceland Public Limited Company (“Landsbanki” and together with Jacobsen and Lagerinn, the “Reporting Persons”).

The business address of Jacobsen is c/o Lagerinn at Smáratorgi 3, 200 Kópavogi, Republic of Iceland. The address of the principal office and principal business of Lagerinn is Smáratorgi 3, 200 Kópavogi, Republic of Iceland. The address of the principal office and principal business of Landsbanki is Austurstraeti 16, 155 Reykjavik, Republic of Iceland.

Jacobsen is from the Faroe Islands and is a citizen of Denmark, and is an investor who engages in activities and maintains holdings in a number of jurisdictions and is the Chairman of Lagerinn. Lagerinn is a Republic of Iceland corporation and is wholly-owned by Jacobsen. Lagerinn is a holding company through which Jacobsen holds investments. Landsbanki is a Republic of Iceland Public Limited Company and a commercial bank, registered in the Republic of Iceland.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

As of January 13, 2010, Jacobsen and Lagerinn beneficially own 4,102,001 shares of Common Stock of the Issuer (the “Shares”), and Landsbanki may be deemed a beneficial owner of the Shares.

On October 3, 2007, Lagerinn exercised its right to close out certain equity swap agreements and purchased all of the shares of the Issuer’s Common Stock underlying such swaps. This transaction was financed by Landsbanki pursuant to certain credit facilities (the “Credit Facilities”), and previously disclosed on Amendment No. 3 to the statement on Schedule 13D. The Credit Facilities were secured by a pledge of the shares of Common Stock held by Lagerinn and Jacobsen. On December 17, 2009 (the “Agreement Date”), Landsbanki and Lagerinn reached an agreement pursuant to which Landsbanki was granted the power to direct the disposition of the Shares in satisfaction of the outstanding liabilities of Lagerinn and Jacobsen.

Since the Agreement Date, Landsbanki, which has acquired the Shares in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect, has shared the power to vote, or to direct the voting of, the Shares, and the power to dispose, or to direct the disposition of, the Shares.

While the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any further actions regarding the Shares, except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 4, the Reporting Persons beneficially own an aggregate of 4,102,001 shares of Common Stock, representing 3.55% of Issuer’s total outstanding Common Stock. By virtue of the relationship between the Reporting Persons, the Reporting Persons share voting and dispositive power over the Shares.

(c) During the past sixty days, Landsbanki effected the following sales of shares of Common Stock in the open market:

Date	Price	Number of Shares Sold
12/21/2009	$5.6343	550,000
12/22/2009	$5.6007	872,210
12/23/2009	$5.5161	28,800
12/24/2009	$5.5066	25,093
12/28/2009	$5.5043	46,896
01/04/2010	$5.3604	442,000
01/06/2010	$5.5484	380,000
01/07/2010	$5.8492	535,000
01/08/2010	$5.8067	426,200
01/11/2010	$5.9190	650,000
01/12/2010	$5.6562	211,000
01/13/2010	$5.6171	325,000

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock on January 7, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationship between the Reporting Persons, as described in Items 2 and 5, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of the Reporting Persons is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2010

/S/ JAKUP A DUL JACOBSEN
Jakup a Dul Jacobsen

LAGERINN EHF

/S/ JAKUP A DUL JACOBSEN
Name:	Jakup a Dul Jacobsen
Title:	Chairman of the Board

LANDSBANKI ISLANDS HF

/S/ LARENTSINUS KRISTJANSSON
Name:	Larentsinus Kristjansson
Title:	Chairman of the Resolution Committee

EXHIBIT 1

JOINT FILING AGREEMENT

Jakup a Dul Jacobsen, Lagerinn ehf and Landsbanki Islands hf, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person or entity, that each such person or entity is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person or entity contained therein.

Date: January 14, 2010

/S/ JAKUP A DUL JACOBSEN
Jakup a Dul Jacobsen

LAGERINN EHF

/S/ JAKUP A DUL JACOBSEN
Name:	Jakup a Dul Jacobsen
Title:	Chairman of the Board

LANDSBANKI ISLANDS HF

/S/ LARENTSINUS KRISTJANSSON
Name:	Larentsinus Kristjansson
Title:	Chairman of the Resolution Committee